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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 5
                               (Final Amendment)

                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                       (PURSUANT TO SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                            COMMERCIAL ASSETS, INC.
                              (Name of the Issuer)


                            AMERICAN LAND LEASE, INC.
                                Terry Considine
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   045 417102
                     (CUSIP Number of Class of Securities)


                                TERRY CONSIDINE
                            CHIEF EXECUTIVE OFFICER
                           AMERICAN LAND LEASE, INC.
                      3410 SOUTH GALENA STREET, SUITE 210
                             DENVER, COLORADO 80231
                                 (303) 614-9410
                 (Name, Address and Telephone Number of Persons
              Authorized to Receive Notices and Communications on
                     Behalf of Person(s) Filing Statement)
                             ---------------------
                                   Copies to:
                            MICHAEL V. GISSER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                       300 SOUTH GRAND AVENUE, SUITE 3400
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000


     This statement is filed in connection with (check the appropriate box):

          (a)[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          (b)[X] The filing of a registration statement under the Securities Act of 1933.

          (c)[ ] A tender offer.

          (d)[ ] None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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         This Amendment No. 5 (the "Final Amendment") is the Final Amendment to
the Rule 13e-3 Transaction Statement (the "Transaction Statement") made by American Land Lease, Inc. ("American Land Lease"), a Delaware Corporation (formerly named Asset Investors Corporation), Commercial Assets, Inc., a Delaware corporation ("Commercial Assets"), and Terry Considine, an individual.

         This Final Amendment amends the Transaction Statement filed by such parties with the Securities and Exchange Commission on March 9, 2000, April 25, 2000, May 26, 2000, June 6, 2000 and June 13, 2000. All information set forth herein should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement as previously amended.

         This Final Amendment is filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the consummation of the merger (the "Merger") of Commercial Assets with and into American Land Lease, as contemplated by the Second Amended Agreement and Plan of Merger, dated as of June 2, 2000 by and between Commercial Assets, Inc. and Asset Investors Corporation (the "Merger Agreement").

         On August 1, 2000, stockholders of both Commercial Assets and American Land Lease approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement.

         On August 11, 2000, the Merger became effective by filing the Certificate of Merger with the State of Delaware. Following the Merger, former holders of Commercial Assets common stock received .4075 shares of the common stock of American Land Lease or $5.75 in cash, subject to proration, for each share of Commercial Assets common stock, according to each stockholder's election. Under the terms of the Merger Agreement, no more than 3,549,868 shares of Commercial Assets common stock could be exchanged for cash. Holders of 5,073,144 shares of Commercial Assets common stock elected to receive cash for their shares. Thus, stockholders that elected to receive cash received $5.75 in cash per share for 70% of their shares electing cash and .4075 shares of American Land Lease common stock for each of their remaining shares of Commercial Assets common stock. The source of cash used to fund the $20,411,741 total cash consideration paid to former Commercial Assets stockholders was the existing cash funds and short-term investments of Commercial Assets. As a result of the Merger, American Land Lease issued a total of 1,664,856 shares of its common stock to former holders of Commercial Assets common stock (other than American Land Lease).




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                                   SIGNATURES

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            AMERICAN LAND LEASE, INC.



                                            By:     /s/ TERRY CONSIDINE
                                              ----------------------------------
                                              Name: Terry Considine
                                              Title:  Chief Executive Officer



                                                    /s/ TERRY CONSIDINE
                                              ----------------------------------
                                                       Terry Considine



Dated: October 12, 2000